(Check One):	UNITED STATES
[X] Form 10-K	SECURITIES AND EXCHANGE COMMISSION
[ ] Form 20-F	Washington, D.C. 20549
[ ] Form 11-K
[ ] Form 10-Q	FORM 12b-25	SEC File Number: 000-55036
[ ] Form N-SAR		CUSIP Number: 92046U 10 6
[ ] Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: April 30, 2019
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____

PART I - REGISTRANT INFORMATION

ValueSetters, Inc.

Full name of registrant

Former name if applicable

745 Atlantic Avenue

Address of principal executive office (Street and number)

Boston, MA 02111

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to late responses of third-party confirmation letters, our auditor did not receive the information needed to complete the audit of our financial statements for the year ended April 30, 2019 in a timely manner. Consequently, we have not completed our Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Cecilia Lenk (781) 925-1700

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our revenues for fiscal 2019 increased by $902,441, or 812%, to $1,013,612 as compared to $111,171 reported for fiscal 2018. The increase in revenues is attributable to our consulting services. We have expanded our consulting business, which concentrates on providing assistance with capital raising, strategy, technology consulting and marketing.

Our costs of revenues increased by $1,313, or 6%, to $25,198 in fiscal 2019, from $23,885 in fiscal 2018. These costs primarily represent cloud-based fees that we pay to perform services for our customers.

Stock-based compensation decreased by $65,050, or 50%, to $65,153 for fiscal 2019 from $130,203 reported in the prior fiscal year. The decrease is primarily attributable to lower values of stock grants in fiscal 2019.

Consulting fees increased by $135,540, or 414%, to $168,300 for fiscal 2019 from $32,760 reported in the prior fiscal year. The increase is primarily attributable to the compensation for our chief marketing officer.

Our costs for rent plus general and administrative expenses decreased by $1,957, or 3%, to $105,260 for fiscal 2019 from $107,217 reported in the prior fiscal year. Our rent, other office expenses and other fixed overhead has not changed significantly from fiscal 2018 to 2019.

Interest expense decreased by $50,082 to $19,408 for the year ended April 30, 2019, as compared to $69,490 for the prior fiscal year. Our debt balances decreased due to favorable conversion rates of debt into common stock, and we also renegotiated our secured term loan and reduced the interest rate from 8% to 1.25%, effective October 31, 2017.

Our bottom line is that we recorded net income in fiscal 2019 of $582,880, an improvement of $451,751 over the net income of $131,129 we recorded in fiscal 2018.

ValueSetters, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 29, 2019	By:	/s/ Cecilia Lenk
Cecilia Lenk
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).